K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 24, 2021
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Next Generation Connectivity Fund Inc. (the “Fund”) File Nos. 811-23635; 333-252699

Dear Ms. Rossotto:
On behalf of the Fund, we submit this letter in response to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2, which was filed with the Securities and Exchange Commission on April 5, 2021. The Fund filed Pre-Effective Amendment No. 2 (the “Amendment”), which reflects changes we discussed and made in response to your comments and certain other changes.  Each of your comments is repeated below, followed by the Fund’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Amendment.
Prospectus
Comment 1: In the Prospectus, where appropriate, include a description of how the Fund defines “emerging markets.”
Response: The Fund added the following language to the disclosure under “Risks ─ Foreign and Emerging Market Risk”:
The Fund considers emerging market countries to be countries included in the MSCI Emerging Markets Index.
Comment 2: Please confirm whether the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s adherence to its 80% policy.
Response: When evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the

Ms. Karen Rossotto
Securities and Exchange Commission
May 24, 2021

notional value is more indicative of the investment exposure of the Fund.  Therefore, the Fund will not always use the market value of derivatives for purposes of calculating compliance with its 80% policy.
Comment 3: In the section “Anti-Takeover and Provisions in the Articles of Incorporation,” the Prospectus states that “[r]easonable expenses, including reasonable attorney’s fees, shall be assessed against a stockholder who brings a derivative action without merit.”  Please revise the disclosure to exclude claims brought under the federal securities laws.
Response:  The Fund has revised the abovementioned disclosure as follows:
Except with respect to claims brought under the federal securities laws, rReasonable expenses, including reasonable attorney’s fees, shall be assessed against a stockholder who brings a derivative action without merit.

Comment 4: The second full paragraph on page 4, Investment Strategies, contains the following disclosure:
The Adviser systematically and explicitly includes material Environmental, Social and Governance (“ESG”) risks and opportunities in investment analysis and investment decisions for all securities to help identify high quality securities. The Adviser conducts ongoing proprietary ESG research, including proactive engagement on ESG issues. The Adviser assesses all securities in relation to their exposure to and the management of material ESG risks.
It is unclear what ESG “risks and opportunities” the Adviser is including in its analysis when determining what securities to buy to achieve the Fund’s objective. In addition, as written, this disclosure is too generic to inform investors about how the Adviser, in making its assessments with respect to material ESG risks, actually measures and analyzes companies. Please revise this disclosure to clarify how these considerations are applied specifically to the Fund and the data and metrics the Adviser uses to evaluate a company’s ESG desirability or move the disclosure to the SAI.
Response: The Fund has moved the abovementioned disclosure to the Statement of Additional Information.
Comment 5: Please confirm whether the Fund is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”).
Response: The Fund does not believe the Names Rule applies to its name, which is descriptive of its investment strategy and does not connote a particular type of investment.  The Names Rule requires that “an investment company with a name that suggests that the company

Ms. Karen Rossotto
Securities and Exchange Commission
May 24, 2021

focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry (e.g., the ABC Utilities Fund or the XYZ Health Care Fund) invest at least 80% of its assets in the type of investment suggested by the name.”1  The Securities and Exchange Commission (the “SEC”) again recognized the distinction between an investment type and an investment strategy in its recent Request for Comments on Fund Names in which it stated “[t]he Names Rule does not apply to fund names that describe a fund’s investment objective, strategy, or policies.”2  Consistent with this distinction, the Fund’s name describes its investment strategy of investing in NextGen Companies as described, for example, in the prospectus excerpt (emphasis added) below:
The Fund considers “NextGen Companies” to be companies that, in the Adviser’s view, demonstrate significant growth potential from the development, advancement, use or sale of products, processes or services related to the fifth generation mobile network and future generations of mobile network connectivity and technology (“NextGen Connectivity”).
The Fund believes that the overriding policy purpose of the Names Rule is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment, industry, geographic region or tax-exempt status provides investors with a risk/return profile that is commensurate with the focus suggested by its name. The Adopting Release states “[i]n determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” The Fund submits that its name does not connote a particular type of investment, industry, geographic region or tax-exempt status such that a reasonable investor would be misled if the Fund did not invest in a manner consistent with such a category.  Instead, the phrase “next generation connectivity” in the Fund’s name is more like a conceptual description of the Fund’s investment strategy or theme than a particular investment, industry, geographic region or tax-exempt status.  As suggested by its name and explained in the prospectus, the Fund may invest in entities that span multiple geographic locations and industries and business types such as connected health care, including remote care and surgery, real-time automation of factories and product distribution centers, virtual reality enabled e-commerce, gaming and other media applications, autonomous vehicles and related connected mobility applications and smart home technology.
The Fund respectfully submits that there is a substantial difference between “next generation connectivity” and terms that the Staff has identified as falling under the purview of the Names Rule, such as the terms “fixed-income,” “small-cap,” or “high-yield,” which each suggest a specific type of investment. While the Staff has stated that the term “high-yield” is
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1  “The rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) [hereinafter Adopting Release].
2  Investment Company Act Rel. No. 33809 (March 2, 2020).

Ms. Karen Rossotto
Securities and Exchange Commission
May 24, 2021

“generally understood in the financial and investment community to describe corporate bonds that are below investment grade,” as discussed above, the Fund’s name does not call to mind any commonly understood industry definition of any single investment type.3  Rather, the Fund’s name is more similar to other terms, such as the term “tax-sensitive,” insofar as it refers to the Fund’s strategy or theme, and the Staff has stated that use of terms that “connote a type of investment strategy” will not implicate the Names Rule.4
The Fund, like a number of other closed-end funds, includes in its prospectus an 80% test to describe with greater specificity the parameters of its investment strategy.5 The mere existence of an 80% test, however, does not by itself implicate the Names Rule. The Names Rule’s 80% test applies to investment companies with a name suggesting a focus on a particular type of investment. Where, as here, a fund does not have a name that connotes a type of investment, but rather one that connotes its theme or approach to selecting securities consistent with its investment strategy, the Fund believes the choice to include an 80% test as part of an investment strategy or theme should not lead to an assumption that the Name’s Rule is applicable.
The Fund believes that its interpretation of the Name’s Rule and use of its name to convey its strategy are consistent with other funds that have names that connote their investment strategies or themes (and not any particular type of investment).  We note in particular that ARK ETF Trust has operated several funds with names that connote their respective investment themes for many years, including one with a very similar name –the ARK Next Generation Internet ETF.6  That fund includes in its prospectus an 80% test (the fund “will invest under normal circumstances primarily (at least 80% of its assets) in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of next generation internet”) that describes its investment theme but does not include any indication that the test was adopted due to Rule 35d-1, including that it does not disclose a 60 day notice requirement to change the test.  ARK ETF Trust went through a very thorough comment process with the Staff over several years, dating back to 2013, and ultimately was permitted to use thematic names without adopting 80% policies that comply strictly with the Names Rule, or, in the case of one

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3  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), at Question 7, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm [hereinafter “FAQs”].
4  See FAQs at Question 8 (“The term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of the term “tax-sensitive” in a fund’s name will not require the fund to comply with the 80% investment requirement of rule 35d-1.”)
5  See, e.g., Form N-2 filed April 29, 2021 by Priority Income Fund, Inc., File No. 333-254804, accessible at https://www.sec.gov/Archives/edgar/data/0001554625/000155462521000076/a20210429-prifhnx2a.htm (includes an 80% test for purposes other than to comply with the Names Rule).
6  See Definitive Prospectuses filed under Rule 497 on September 30, 2014 by ARK ETF Trust, File No. 333-191019, accessible at https://www.sec.gov/Archives/edgar/data/1579982/000114420414057862/v389978_497.htm#a_004 (the earliest of which include the ARK Innovation ETF, ARK Genomic Revolution Multi-Sector ETF, ARK Industrial Innovation ETF and the ARK Web x.0 ETF (now the ARK Next Generation Internet ETF)).

Ms. Karen Rossotto
Securities and Exchange Commission
May 24, 2021

ARK fund, without adopting an 80% policy at all.7  Other funds similarly have used descriptive names and 80% tests that do not strictly comply with the Names Rule or have explicitly referred to thematic investment strategies in their names, including in response to SEC Names Rule comments, without adopting any 80% test.8  The Fund believes that its use of terms connoting its strategy and theme in its name and its interpretation that the Names Rule does not apply to its name are appropriate and consistent with both the parameters laid out in the Adopting Release and recent Request for Comment and the precedent since the Names Rule was adopted that has developed with the benefit of Staff consideration and comment, as reflected in names and policies of current funds.
SAI
Comment 6:  With respect to the Fund’s fundamental investment policies and limitations, # 3 Industry Concentration, please confirm that the flexibility afforded to the Fund will not result in classifications of securities that are so broad that such classification could result in companies considered to be in the same industry having materially different primary economic characteristics.
Response:  The Fund so confirms.

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7  See Form N-1A filed November 25, 2020 by ARK ETF Trust, File No. 333-191019, accessible at https://www.sec.gov/Archives/edgar/data/0001579982/000110465920129560/tm2031206-1_485bpos.htm#tAIEA (stating that the ARK Next Generation Internet ETF “will invest under normal circumstances primarily (at least 80% of its assets) in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of next generation internet” and that the ARK Innovation ETF “will invest under normal circumstances primarily (at least 65% of its assets) in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of disruptive innovation.”
8  See, e.g., Form N-1A filed January 24, 2020 by Franklin Templeton ETF Trust, File No. 333-208873, accessible at https://www.sec.gov/Archives/edgar/data/1655589/000137949120000207/filing93759576.htm#210937690 (stating that for the Franklin Thematic Intelligent Machines ETF, “[u]nder normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies that are relevant to the Fund’s investment theme of intelligent machines”) and response letter dated January 14, 2020 accessible at https://www.sec.gov/Archives/edgar/data/0001655589/000165558920000013/filename1.htm (adding “thematic” to fund name and not adopting 80% tests); Form N-1A filed April 13, 2020, by Fidelity Summer Street Trust, File No. 002-58542, accessible at https://www.sec.gov/Archives/edgar/data/0000225322/000137949120001207/filing1001.htm (stating that the Fidelity Disruptive Communications Fund “[n]ormally invest[s] at least 80% of assets in securities of disruptive communications companies”).

Ms. Karen Rossotto
Securities and Exchange Commission
May 24, 2021

If you have any further comments or questions regarding the Fund’s responses, please contact me at (202) 778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.
Sincerely, /s/ Jennifer R. Gonzalez Jennifer R. Gonzalez